LINUX GOLD CORP.

240 - 11780 Hammersmith Way

Richmond, BC

V7A 5E9

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE  IS  HEREBY  GIVEN  that  an  annual  general  meeting  (the  “Meeting”)  of  the  shareholders  (the

“Shareholders”) of Linux Gold Corp. (the “Company”) will be held at the Company’s offices at 240 - 11780

Hammersmith Way, Richmond, British Columbia on Wednesday, August 25, 2010 at the hour of 10:00am

(Vancouver time), for the following purposes:

1.

To receive the report of the directors;

2.

To  receive  the  audited  financial statements  of  the  Company  for  the  year  ending  February  28,

2010  (with  comparative  statements  relating  to  the  preceding  fiscal  period)  together  with  the related Management Discussion and Analysis and report of the auditors thereon;

3.

To determine the number of directors at four (4);

4.

To elect directors;

5.

To appoint auditors and to authorize the directors to fix their remuneration; and

6.

To   transact   such   other   business   as   may   properly   come   before   the   Meeting,   or   any

adjournment or adjournments thereof.

Accompanying  this  Notice  of  Meeting  is  a  Management  Information  Circular  and  form  of  proxy  for  the

Shareholders.   The  accompanying  Management  Information  Circular  provides  information  relating  to  the matters to be addressed at the Meeting and is incorporated into this Notice.

If  you  are  a  registered  Shareholder  of  the  Company  and  unable  to  attend  the  Meeting  in  person,  please read,  complete,  date  and  sign  the  accompanying  form  of  proxy  and  deposit  it  with  Computershare

Investor  Services  Inc.,  Attention:   Proxy  Department  by  10:00  a.m.  Vancouver  time,  on  August  23,  2010 or  at  least  48  hours  (excluding  Saturdays,  Sundays  and  holidays)  prior  to  the  time  of  the  Meeting,  or deliver  it  to  the  Chairman  of  the  Meeting  prior  to  the  commencement  of  the  Meeting  or  adjournment thereof.  Please advise the Company of any change in your mailing address.

If  you  are  a  non-registered  shareholder  of  the  Company  and  received  this  Notice  of  Meeting  and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a  self-administered  retirement  savings  plan,  retirement  income  fund,  education  savings  plan,  tax  free saving plan or other similar self-administered savings or investment plan registered under the Income Tax

Act  (Canada),  or  a  nominee  of  any  of  the  foregoing  that  holds  your  security  on  your  behalf,  please

complete   and   return   the   materials   in   accordance   with   the   instructions   provided   to   you   by   your

intermediary.

DATED at Vancouver, British Columbia on July 7, 2010.

By Order of the Board of Directors

“John Robertson”

John Robertson, President